

HIGHVELD

STEEL AND VANADIUM CORPORATION LIMITED

Registration no. 1960/001900/06
Share code: HVL
(Incorporated in the Republic of South Africa)
ISIN: ZAE000003422



A member of the Anglo American plc group

("Highveld" or "the corporation")



Abridged Chairman's Revie

The audited group results for the year ended 31 December 2002 set out below have been prepared in accordance with the South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards and on a basis consistent with the prior year's audited financial statements at 31 December 2001. The auditors, Deloitte & Touche, have issued their opinion on the group financial statements for the year ended 31 December 2002. A copy of the auditors' unqualified report is available for inspection at the corporation's registered office.

Abridged audited results for the year ended 31 December 2002

ABRIDGED AUDITED CONSOLIDATED INCOME STATEMENTS
for the years ended 31 December

	2002 R'000	2001 R'000
Revenue	**4 011 745**	4 427 501
Operating profit	**360 834**	74 092
Net interest paid	**19 048**	75 142
Profit/(loss) before disposal of discontinuing operations	**341 786**	(1 050)
Profit/(loss) on disposal of discontinuing operations	**20 348**	(722 610)
Profit/(loss) before taxation	**362 134**	(723 660)
Taxation (charge)/credit	**(122 041)**	241 350
Profit/(loss) attributable to Highveld shareholders	**240 093**	(482 310)
Transfer to non-distributable reserve	**–**	(729)
Distributions to shareholders	**(58 583)**	(29 267)
Retained profit/(loss) for the year	**181 510**	(512 306)
Profit/(loss) attributable to Highveld shareholders	**240 093**	(482 310)
Add/(less) after tax effect of:		
Loss on disposals of discontinuing operations	**10 575**	505 827
Impairment of fixed assets	**–**	1 820
Loss/(profit) on disposal of property, plant and equipment	**1 620**	(83)
HEADLINE EARNINGS	**252 288**	25 254
Weighted average number of shares in issue during the year	**97 653 171**	97 574 036
Attributable earnings/(loss) per share (cents)	**245.9**	(494.3)
Diluted earnings/(loss) per share (cents)	**242.9**	(488.8)
Headline earnings per share (cents)	**258.4**	25.9
Dividends per share attributable to calendar profits (cents)	**135.0**	15.0

ABRIDGED AUDITED CONSOLIDATED CASH FLOW STATEMENTS
for the years ended 31 December

	2002 R'000	2001 R'000
Net cash inflow from operating activities	**352 649**	106 133
Net cash inflow/(outflow) from investing activities	**48 676**	(53 029)
Net cash inflow	**401 325**	53 104
Financed as follows:	**(401 325)**	(53 104)

ABRIDGED AUDITED CONSOLIDATED BALANCE SHEETS

	31 Dec 2002 R'000	31 Dec 2001 R'000
ASSETS		
Fixed assets	**1 087 695**	1 692 573
Investments	**910 509**	24 166
Net cash on hand/(short-term borrowings)	**143 411**	(670)
Net current assets	**43 006**	620 979
Current assets	**1 095 066**	1 732 397
Current liabilities	**1 052 060**	1 111 418
TOTAL ASSETS	**2 184 621**	2 337 048
EQUITY AND LIABILITIES		
Shareholders' equity	**1 649 207**	1 421 993
Deferred taxation	**66 612**	225 932
Long-term liabilities	**468 802**	689 123
TOTAL EQUITY AND LIABILITIES	**2 184 621**	2 337 048
Net interest bearing debt	**96 938**	498 262
Debt to equity ratio-percentage	**6**	35
Net worth – cents/share	**1 687**	1 457

ABRIDGED STATEMENT OF CHANGES IN EQUITY
at 31 December 2002

	Share capital, share premium and non-distributable reserve R'000	Fair value surplus R'000	Retained profit R'000	Total R'000
Balance at 31 December 2001	**589 859**		**832 134**	**1 421 993**
Attributable profit			**240 093**	**240 093**
Dividends			**(58 583)**	**(58 583)**
Fair value reserve		**76 155**		**76 155**
Disposal of Columbus Joint Venture	**(32 135)**			**(32 135)**
Proceeds from shares issued	**1 684**			**1 684**
Balance at				

Financial Results

The reporting period was characterised by a strong local steel market, improved export steel and ferro-alloy selling prices, and a weaker rand resulting in a significantly higher group operating profit of R360.8 million, compared to a profit of R74.1 million in 2001. The profit attributable to Highveld shareholders was R240.1 million compared to a loss of R482.3 million in 2001. This was after a tax charge of R122.0 million (2001: R241.3 million tax credit).

Headline earnings for the full year were R252.3 million, being nearly ten times the previous year's R25.3 million, and equivalent to 258,4 cents per share (2001: 25.9 cents per share).

Flowing from the operating profit and the reduction in working capital, there was a cash inflow of R401.3 million for the year compared with an inflow of R53.1 million in 2001, resulting in borrowings of R96.9 million at year-end compared to R498.2 million at the end of 2001.

In view of the results achieved, the Board has decided to pay a final ordinary dividend of 90 cents per share, bringing the total dividend for the year to 135 cents per share, compared with 15 cents per share in 2001.

Carbon Steel and Vanadium

Production cuts in certain major producing areas during the latter part of 2001 and the first half of 2002, resulted in a general improvement in international steel prices.

Steel production growth resumed in the latter half of 2002, leading up to an annual record for world crude steel production in excess of 900 million tons.

From a Highveld group perspective the most important factor was that steel consumption in South Africa rose by 16 per cent to an estimated 4.7 million tons, the highest level since 1989. This resulted in Highveld achieving record domestic sales of 570 000 tons, which surpassed the previous best year of 1997.

There were mixed fortunes for vanadium during the period under review with prices starting the year at the lowest levels in over 25 years, rising to acceptable levels by mid-year, collapsing again during the third quarter to uneconomical levels, only to rebound at year-end when the ferrovanadium price rose to US$10 per kgV following difficulties experienced by Russian producers.

The ferrovanadium dumping case in the United States was finalised in December 2002 with the imposition of punitive dumping duties on Chinese and South African producers. The impact on Highveld's sales was minimal as business into the United States has generally represented less than a tenth of Highveld's ferrovanadium sales. During the year, one kiln at Vanchem remained idle but will be commissioned when market conditions dictate.

Ferro-alloys

Export prices of manganese ferro-alloys started the year at low levels and drifted downwards before improving significantly from June onwards as supplies tightened.

Transalloys production was at improved levels with several output records being established.

Full production was maintained at Rand Carbide with good output levels as local demand for ferrosilicon remained strong.

Manpower

The corporation's HIV/AIDS drive gained momentum with a successful HIV/AIDS Awareness Day on 14 March 2002. During this day some 85 per cent of the total work force of the corporation participated in anonymous saliva testing. The overall proportion of HIV positive individuals was determined to be 22 per cent and the corporation is now finalising a cost model which will enable it to take informed decisions and assist the effective administering of Anti Retroviral Therapy.

Peer Educators have been trained and it is expected that these employees will build on existing awareness and encourage employees to follow a low risk lifestyle and to report for individual testing and counselling on a confidential basis. This was given impetus in December when the corporation celebrated World HIV/AIDS Day during which facilities for individual testing were made available. By year-end 708 individuals had been counselled and tested individually representing 16.8 per cent of employees in the group.

Safety, Health and Environmental Matters

An intensified safety drive was undertaken with a number of initiatives having been launched to improve safety performance within the Highveld group. Major progress was made and at year-end the Lost Time Injury Frequency Rate (LTIFR) had improved to 0.52 from 1.4 in 2001.

Environmental matters continued to receive attention with the focus on achieving certification of operating divisions in terms of the ISO 14001 Environmental Management System. It is pleasing to report that Rand Carbide, which was certificated in respect of ISO 14001 in 2001, was re-audited during the period under review and retained its certification.

Investments

As a result of the sale agreements effective as at the end of 2001 the corporation has holdings of 2.9 per cent in Acerinox, S.A. and 12 per cent in Columbus Stainless. Acerinox is the controlling shareholder in Columbus and is a major stainless steel producer based in Spain with facilities in the European Union, United States and South Africa.

The performance of both companies was very pleasing during the year with earnings increasing strongly. While no dividend was paid by Columbus, a dividend was received from Acerinox during the period under review and further dividends are anticipated in 2003.

Outlook

Going into 2003 there is a possibility that increasing steel production against a background of slow growth in some major world economies could cause carbon steel prices to decline. However, the positive effect of the rapidly growing demand in China cannot be ignored and should cause demand for steelmaking raw materials to be firm, and combined with U.S. dollar weakness may result in steel prices firming in U.S. dollars.

On the basis of the relatively strong South African growth rate and numerous capital projects which are planned, it is expected that overall domestic demand for Highveld's steel products could approach that in 2002. The first half will however be slow due to inventory build-up which has occurred and what is perceived to be a temporary lull in capital projects.

The vanadium market is showing more positive signs in that demand is steady while the long-standing excess production has been alleviated by reduced output from Russia and rumours of reduction from Australia. The prospect for achieving economic prices is thus better than it has been for several years.

Demand for the group's silicon and manganese ferro-alloys should remain firm on the basis of increasing world wide steel production.

The single most significant risk relates to currency. While most parties would subscribe to the benefits for South Africa of a floating exchange rate for the rand, and ongoing relaxation of restrictions on the transfer of funds, the wild volatility of the rand experienced over the past year and a half will impact negatively on industry and commerce in South Africa if it continues.

Should the rand maintain its strength against the U.S. dollar for much of the year it will be difficult to maintain earnings in 2003 at the same level as 2002.

General

2002 was a successful year with improved financial results, progress on cost savings and on consolidation for the future. I thank the management and all employees for their efforts in achieving these significantly improved returns on investment.

TE Jones – *Chairman and Chief Executive Officer*

Witbank
11 February 2003

NOTICE OF FINAL ORDINARY DIVIDEND

On Tuesday, 11 February 2003, the directors of the corporation declared a final dividend no. 56 on the ordinary shares for the year ended 31 December 2002, as follows:

Amount (South African currency)	90 cents per share
Last day to trade to qualify for dividend (and for changes of address or dividend instructions)	Friday, 28 March 2003
Ex-dividend on the JSE Securities Exchange South Africa	Monday, 31 March 2003
Record date	Friday, 4 April 2003
Payment date of dividend	Monday, 7 April 2003

Share certificates may not be dematerialised or rematerialised between Monday, 31 March 2003 and Friday, 4 April 2003, both days inclusive.

By order of the Board

J Theiss Witbank
(Company Secretary) 11 February 2003

Registered Office
Portion 29 of the farm
Schoongezicht no. 308 JS
District Witbank
Mpumalanga
(P O Box 111, Witbank, 1035)
Tel: (013) 690-9911
Fax: (013) 690-9033

Transfer Secretaries
Computershare Investor Services Limited
70 Marshall Street
Johannesburg, 2001
(P O Box 61051, Marshalltown, 2107)
Tel: (011) 370-7700
Fax: (011) 836-0792
(011) 370-7916

The annual report will be posted to all registered shareholders on or about 7 March 2003
Enquiries may be directed to e-mail address: general@hiveld.co.za